UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☒ Form 10-K   ☐ Form 20-F    ☐ Form 11-K ☐ Form 10-Q

  ☐ Form 10-D   ☐ Form N-SAR    ☐ Form N-CSR

SEC FILE NUMBER 000-25839

CUSIP NUMBER 25614C108

For Period Ended: December 31, 2012

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Document Capture Technologies, Inc.

Full name of registrant

Former name if applicable

4255 Burton Drive
Address of principal executive office (Street and number)

Santa Clara, CA 95054
City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

Document Capture Technologies, Inc. (“Company”) expects to file the subject Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the "Form 10-K") on or before the fifteenth calendar day following the Form 10-K's due date. The Form 10-K could not be filed without unreasonable effort or expense by the date required because the Company has not completed the preparation of its audited financial statements for the year ended December 31, 2012 and the disclosures contained in Management’s Discussion and Analysis.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act. The word “expects” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Company's estimated timing for the filing of the Form 10-K and expectations regarding transactions and additional funding. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, the Company's ability to complete potential transactions and the time needed for the Company to finalize and file its Form 10-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

M. Carolyn Ellis	408	213-3704
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Document Capture Technologies, Inc.

(Name of Registrant)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2013	By:	/s/ M. Carolyn Ellis
M. Carolyn Ellis Chief Financial Officer